March 5, 2007

Steve Harb
Chairman
Atmospheric Glow Technologies, Inc.

Dear Steve:

It is after much thought, consideration, and consultation with others that I have decided to resign effective immediately from the Board of Directors of Atmospheric Glow Technologies, Inc. I am proud to have served on the Board since AGT became public in 2004. As this Board knows, during my tenure I have been an active and engaged Director and have gone above and beyond the tasks asked of me. As of late, however, I have not found an environment in the board room that is very receptive of probing much beyond the material provided by the CEO who has limited corporate history. Since all board members' interests and responsibilities are fully aligned with solving AGT's issues such as its debt and providing a return for shareholders, this environment is somewhat puzzling to me.

While I am confident that the Board is acting in good faith, it is of my opinion that the Board should have focused more time on the technology and costs surrounding its development, as well as developing sales and marketing channels that could successfully use the potential of the technology. Instead, there have been several occasions where this Board seems determined to devote a significant part its time and energies to undue conflicts. I found this to be counterproductive in moving AGT forward.

At this time, I believe there is little that can be achieved by my remaining on the Board. I have recently submitted two proposals that may move the company forward and position it for success. I hope that these recent proposals and my resignation will serve as a catalyst for a change in the direction of AGT. I have always believed that optimism is a virtue, and have tried to not lose sight of that for AGT. I have and will always have an enormous allegiance belief, and respect for this company, and sincerely hope that my action has a positive impact.

Sincerely,

/s/ Kimberly Kelly-Wintenberg

Kimberly Kelly-Wintenberg